Exhibit 1.02

Conflict Minerals Report

This is the Conflict Minerals Report (the “Report”) of J. C. Penney Company, Inc. for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

J. C. Penney Company, Inc. is a holding company whose principal operating subsidiary is J. C. Penney Corporation, Inc. (“JCPenney” or the “Company”). Our business consists of selling merchandise and services to consumers through our almost 1,100 department stores in the United States and Puerto Rico and through our Internet website at jcpenney.com. We sell family apparel and footwear, accessories, fine and fashion jewelry, beauty products through Sephora inside JCPenney and home furnishings. In addition, our department stores provide our customers with services such as styling salon, optical, portrait photography and custom decorating.

The products in our department stores and online fall into three broad categories: JCPenney Private Brand products made specifically for us, Exclusive Brand products designed for JCPenney with licensed trademarks and sometimes sourced by us, and National Brand products made by other companies and sold in JCPenney department stores and online. For Private Brand and certain licensed Exclusive Brand products, JCPenney creates the product design and provides product specifications including materials, fabrics, trims and notions and components. JCPenney also manufactures certain Private Brand window coverings according to customer specifications as part of our custom decorating services.

We are filing this Report because we are unable to determine whether certain products that we manufacture or contract to manufacture contain cassiterite, columbite-tantalite (coltan), gold, and wolframite or their derivatives tin, tantalum and tungsten (collectively, “3TG”) that originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), which minerals may be considered necessary to the functionality or production of such products (the “Conflict Minerals”). The following product categories in certain of our Private Brands and licensed Exclusive Brands contain 3TG: accessories, apparel that contains certain trim including zippers, decorative accessories, footwear, furniture, handbags, housewares, intimates, lighting, small electrics and window coverings (the “Covered Products”). Since our suppliers were unable to ascertain the origin of the 3TG contained in the Covered Products, we are identifying the Covered Products as “DRC Conflict Undeterminable”.

Part I.    Due Diligence

We conducted due diligence on the source and chain of custody of 3TG in our Covered Products in accordance with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), an internationally recognized due diligence framework.

We have a diversified supplier base and purchase our merchandise from a broad base of domestic and foreign suppliers. We refer to suppliers with whom we directly contract as Tier 1 suppliers and we refer to suppliers with whom our Tier 1 suppliers contract as Tier 2 suppliers. As a retail company who purchases goods from suppliers, JCPenney is several levels removed from the actual mining of Conflict Minerals. JCPenney does not make purchases of raw ore or unrefined 3TG.

Our due diligence process involved all Tier 1 suppliers for Private Brand and Exclusive Brand products and we also included certain known Tier 2 suppliers, such as trim suppliers and mills. We developed our supplier list for our due diligence process by compiling and comparing supplier information from several sources, including from internal sources and from Bureau Veritas, an external expert who we retained to audit our suppliers’ factories beginning in 2012 for compliance with our overall supplier principles. We reviewed and compared additional information during 2013 to ensure that our supplier list was complete for our diligence process.

Since 2012, JCPenney has been an active member in an industry working group called the Retail Industry Leaders Association’s (RILA’s) Conflict Minerals Program, through which JCPenney has obtained industry best practices and tools for our due diligence process, including a survey for suppliers based on the EICC-GeSI (Electronic Industry Citizenship Coalition - Global E-Sustainability Initiative) Conflict Minerals Template and retail-focused training for suppliers.

In 2012, we established an internal working group to coordinate and oversee the implementation of the Company’s compliance with the Conflict Minerals rules and regulations. The working group includes members from Product Integrity-Trade Compliance, Corporate Social Responsibility, Sourcing, Product Integrity-Social Responsibility, Product Integrity-Reporting, Legal and Internal Audit. The working group reports regularly to an oversight leadership committee.

During 2012, members of the working group reviewed product packages and specifications with merchandise and product development teams to create a matrix that identified Private Brand and Exclusive Brand products that could potentially contain 3TG.

In 2013, we developed a Conflict Minerals Policy that established the following expectations for suppliers.

▪	Suppliers may not include in any products sold to JCPenney any tin, tantalum, tungsten or gold mined in the DRC or adjoining countries that fund armed conflict.

▪
Suppliers are required to develop Conflict Minerals policies, due diligence frameworks and management systems consistent with OECD guidelines and to drive those efforts throughout their supplier chain.

▪	Suppliers of certain JCPenney products will be required to provide written evidence of due diligence documentation including completion of the EICC-GeSI Conflict Minerals Reporting Template.

▪	To the extent available, Suppliers must use EICC-GeSI designated Conflict-Free Smelters as the source for any of the Conflict Minerals used in the products sold to JCPenney.

JCPenney’s Conflict Minerals Policy is publicly available on our website at http://ir.jcpenney.com under Corporate Social Responsibility and includes information regarding how questions can be addressed or violations may be reported.

In 2013, JCPenney developed (1) a survey for Private Brand and Exclusive Brand suppliers based on the EICC-GeSI Conflict Minerals Template and (2) a training presentation utilizing the Training Tool Kit developed by RILA’s Conflict Minerals Program and the Business for Social Responsibility. JCPenney conducted training for our international and domestic suppliers, including training sessions in five Asian countries in January 2013. Members of the working group also conducted in-person visits and factory tours at several facilities in Asia in July 2013, which included training on our Conflict Minerals Policy and JCPenney’s expectations for suppliers.

In May 2013, JCPenney published a Conflict Minerals Bulletin to suppliers through our online Supplier Portal. The Bulletin outlined our Conflict Minerals Policy and instructions for our Private Brand and Exclusive Brand suppliers to submit the Conflict Minerals Survey. All Private Brand and Exclusive Brand suppliers that received JCPenney product packages or specifications related to inventory in our supply chain during calendar year 2013 were required to submit a Conflict Minerals Survey.

Utilizing the matrix developed by JCPenney and suppliers’ initial responses to the Conflict Minerals Survey, JCPenney identified suppliers that required follow up or were identified as high risk because of their product categories, such as lighting and apparel that contained zippers. JCPenney requested that these suppliers provide clarifications to the information submitted on their original Conflict Minerals Surveys and additional information such as a list of materials included in their products.

Based on the survey responses received by JCPenney, a substantial majority of Private Brand and Exclusive Brand suppliers indicated that they do not use 3TG. However, some suppliers indicated that their products contain 3TG but they were not able to ascertain the origin of those minerals. As a result, we are identifying the Covered Products as “DRC Conflict Undeterminable”.

We are planning to undertake several initiatives in 2014 to reduce the risk that our products may contain Conflict Minerals, including the following:

▪	Establish a trim certification program for our Tier 2 suppliers that will include Conflict Minerals due diligence requirements

▪	Conduct additional Conflict Minerals training for suppliers, including certain identified Tier 2 suppliers

▪	Continue our active participation with RILA’s Conflict Minerals Program and other industry initiatives

Part II.    Product Description

DRC Conflict Undeterminable

Based on the due diligence processes described in Part I above, we have been unable to determine the origin of some of the 3TG used in certain of our products, and therefore, we are required to identify the product categories described below as “DRC Conflict Undeterminable.”

▪	Accessories

▪	Apparel that contains certain trim, including zippers

▪	Decorative accessories

▪	Footwear

▪	Furniture

▪	Handbags

▪	Housewares

▪	Intimates

▪	Lighting

▪	Small electrics

▪	Window coverings

With respect to these product categories, efforts were made to obtain further information on the origin of 3TG used therein. As described above, additional information was requested, such as a list of materials included in the products, and clarifications to responses on the supplier’s original Conflict Minerals Survey. Notwithstanding these efforts, some of our suppliers were unable to definitively ascertain the origin of the 3TG contained in their products.

Part III.    Audit Report

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.